transalta

TransAlta Corporation

ODYSSEY

Form of Proxy – Annual and Special Meeting to be held on April 30, 2026

Trader's Bank Building
1100, 67 Yonge Street
Toronto ON M5E 1J8

Appointment of Proxyholder
I/We being the undersigned holder(s) of **TransAlta Corporation,** hereby appoint **John P. Dielwart, Chair of the Board,** or failing this person, **John H. Kousinioris, President and Chief Executive Officer**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of TransAlta Corporation to be held via live audio webcast online at https://meetings.lumiconnect.com/400-012-606-918 on Thursday April 30, 2026, at 11:30 a.m. (Mountain time) or at any adjournment thereof.

1. **Election of Directors.**

	For	Against		For	Against		For	Against
a. Brian A. Baker	☐	☐	**b. John P. Dielwart**	☐	☐	**c. James Reid**	☐	☐
d. Laura W. Folse	☐	☐	**e. Joel E. Hunter**	☐	☐	**f. Thomas M. O'Flynn**	☐	☐
g. Bryan D. Pinney	☐	☐	**h. Manjit K. Sharma**	☐	☐	**i. Sandra R. Sharman**	☐	☐

2. **Reappointment of Auditors.** Appointment of Ernst & Young LLP as auditors of the Company and authorize the directors to fix their remuneration.	For ☐	Withhold ☐
3. **Say-on-Pay.** Advisory vote to accept the Company's approach to executive compensation, as described in the Management Proxy Circular.	For ☐	Against ☐
4. **Increase in Shares Issuable Under Share Unit Plan.** Approve the increase in the number of common shares reserved for issuance under the Company's Share Unit Plan, as described in the Management Proxy Circular.	For ☐	Against ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, **this Proxy will be voted as recommended by Management.**

Signature(s): ____________________

Date ____________
MM / DD / YY

Interim Financial Statements – Check the box to the right if you **WOULD** like to receive interim financial statements and accompanying Management's Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

Annual Financial Statements – Check the box to the right if you would like to **NOT RECEIVE** annual financial statements and accompanying Management's Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

DN:

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

This form of proxy is solicited by and on behalf of Management. Proxies must be received by 11:30 a.m. (Mountain time) on Tuesday, April 28, 2026.

Notes to Proxy

1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.
2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

To Vote Your Proxy Online please visit:
https://vote.odysseytrust.com

You will require the CONTROL NUMBER printed with your address to the right.

You can attend the meeting virtually by visiting https://meetings.lumiconnect.com/400-012-606-918. For further information on the virtual AGM and how to attend it, please view the Management Proxy Circular of the company. The meeting password will be transalta2026.

If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.